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                                  EXHIBIT 1.1


ONLINETRADINGINC.COM CORP.
Signs Agreement to Purchase Newport Discount Brokerage

July 26, 1999 - onlinetradinginc.com corp. (NASDAQ: LINE) today announced a formal agreement to purchase Newport Discount Brokerage, Inc. The deal was structured as a purchase with a combination of cash and stock for an undisclosed amount. Newport has been in business for 18 years, has over 7,700 active accounts, and currently offers both internet and broker assisted trades.

"The deal is not only accretive to earnings per share, but it will also add immediately to operating cash flow. The acquisition will allow us to offer more value added services to Newport's over 7,700 loyal customers," claims Steven zum Tobel, onlinetradinginc.com's President and CFO.

Newport has approximately $440 million in customer assets. Newport's high average account balance fits well with online's market niche of limiting its services to experienced high net worth customers.